Mail Stop 4561

July 10, 2008

By U.S. Mail and Facsimile to: (202) 337-5502

Louis O. Davis, Jr.
President and CEO
Sunshine Savings Bank
1400 East Park Avenue
Tallahassee, FL 32301

>   **Re: Sunshine Financial, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed July 8, 2008**
>   **File No. 333-151131**

Dear Mr. Davis:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-1
Risk Factors
General

1.   We note your response to comment 16 from our letter dated June 18, 2008 and we reissue that comment. The first full risk factor on page 23 states that you "cannot assure" the reader that a given event might happen. Please revise to eliminate this type of language.

Exhibit 23.2

2.   Please revise to include an updated consent from your independent auditors.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Benjamin Phippen at (202) 551-3697 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any other questions.

        Sincerely,

        Michael R. Clampitt
        Staff Attorney

cc: Michael S. Sadow, P.C.
       Dave M. Munchnikoff, P.C.
       Beth A. Freedman, P.C.
       Silver, Freedman & Taff, L.L.P.
       3299 K Street, N.W., Suite 100
       Washington, D.C. 20007